UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

MTFG to strengthen relationship with Mitsubishi Research Institute in development of IT solutions business:

MTFG to transfer part of its DCS shareholding

Tokyo, March 23, 2005 — Today Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) announced that it would transfer part of its shareholding (35% of total outstanding shares) in Diamond Computer Service, Co. Ltd. (DCS; President: Akio Goto) to Mitsubishi Research Institute, Inc. (MRI; President: Takeshi Yano) and would strengthen its relationship with MRI in the development of the Group’s IT solutions business.

As a result DCS will become a 60% owned subsidiary of MRI and will cease to be a subsidiary of MTFG.

In order to respond to the needs of customers who wish to make the optimal use of IT for corporate reform, MTFG has promoted links with MRI, and last year made DCS a subsidiary with the aim of providing diverse and innovative value-added solutions. MRI also became a 25% shareholder of DCS and placed a director on its board.

Based on these existing relationships MTFG has now decided to strengthen the capital relationship between MRI and DCS through a transfer of shares in order to deepen their relationship and create a full support framework ranging from management consulting on system construction to business system construction.

MTFG will continue to hold 40% of DCS shares, and DCS will aim to deliver added value to MTFG customers by providing IT solutions that combine high-level consulting functions with cutting-edge information technology and development resources.

1.	Outline of Diamond Computer Services (As of December 31, 2004)

(1) Company name	Diamond Computer Service, Co. Ltd.
(2) Representative	Akio Goto
(3) Headquarters location	Gobancho 4-7, Chiyoda-ku, Tokyo
(4) Date of establishment	July 10, 1970
(5) Paid-in Capital	¥6,059 million
(6) Main business	Information services business
(7) Fiscal year end	March 31
(8) No. of employees	1,400 (as of April 1, 2004)
(9) Shareholders’ funds	¥25,675 million (as of the end of September 2004)
(10) Total Outstanding Shares	19,411,639
(11) Main shareholders and % holding	Mitsubishi Tokyo Financial Group 75% Mitsubishi Research Institute 25%
(12) Financial results

	(¥ million)
Fiscal Period	Year ended March 31, 2003	Year ended March 31, 2004
Net sales	28,073	30,147
Operating Profit	949	1,304
Ordinary Profit	1,142	1,564
Net income	474	1,010
Total assets	28,985	36,300
Shareholders’ equity	22,072	26,157
Net income per common share (¥)	23.65	51.25
Annual dividend per common share (¥)	8.50	8.50
Shareholders’ equity per common share (¥)	1,136.34	1,350.17

2.	Share transferee

Company name	Mitsubishi Research Institute, Inc.
Representative	Takeshi Yano
Headquarters location	Otemachi 2-3-6, Chiyoda-ku, Tokyo
Main business	Research, Consulting, Solutions Services

3.	Number of shares to be transferred, transfer price and status of share ownership before and after transfer

	Mitsubishi Tokyo Financial Group	Mitsubishi Research Institute
Number of shares held before transfer (% shareholding)	14,558,639 (75%)	4,853,000 (25%)
Number of voting rights	14,558,639	4,853,000
Number of shares to be transferred (value of transfer)	6,794,000 (approx. ¥8.4 billion)
Number of voting rights	6,794,000
Number of shares held after transfer (% shareholding)	7,764,639 (40%)	11,647,000 (60%)
Number of voting rights	7,764,639	11,647,000

4.	Schedule

March 23, 2005	Completion of share transfer contract
March 31, 2005	Delivery of share certificates

5.	MTFG business results forecast

No change from previously announced results forecasts.

Contacts:

MTFG	Corporate Communications Office	Tel: 03-3240-9059